Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 11, 2024

FAIRFAX ANNOUNCES TERMINATION OF TOTAL RETURN SWAPS OF ENSIGN ENERGY SERVICES INC. AND ACQUISITION OF COMMON SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that on June 10, 2024, it terminated total return swaps over 7,787,600 common shares (“Common Shares”) of Ensign Energy Services Inc. (“Ensign”), which had an average reference price of C$1.3182. Upon the termination of the total return swaps, Fairfax agreed with the counterparty to purchase 7,787,600 Common Shares at a price of C$2.34 per Common Share, representing 4.24% of the outstanding Common Shares.

Prior to the acquisition of the Common Shares, Fairfax beneficially owned and controlled 21,800,886 of the issued and outstanding Common Shares, representing approximately 11.86% of all issued and outstanding Common Shares. Following the acquisition of the Common Shares, Fairfax beneficially owns and controls 29,588,486 of the issued and outstanding Common Shares, representing approximately 16.10% of all issued and outstanding Common Shares and no longer is a party to any swap contracts in respect of Common Shares.

The Common Shares are being acquired by Fairfax for investment purposes and, in the future, it may discuss with management and/or the board of directors any of the transactions listed in clauses (a) to (k) of item 5 of Form F1 of National Instrument 62-103 – The Early Warning System and Related Take-over Bid and Insider Reporting Issues and it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of Ensign, in such manner as it deems advisable to benefit from changes in market prices of Ensign securities, publicly disclosed changes in the operations of Ensign, its business strategy or prospects or from a material transaction of Ensign, and it will also consider the availability of funds, evaluation of alternative investments and other factors.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR+ at www.sedarplus.ca or may be obtained directly from Fairfax upon request at the telephone number below.

Ensign’s head and registered office is located at 601-130 Bloor Street West, Toronto, Ontario, M5S 1N5.

Fairfax is a corporation continued under the Canada Business Corporations Act and is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946